ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 25, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
25 November 2008 (ASX: Announcement & Media Release – Senegal Extension granted)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 November 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

MINISTER GRANTS EXTENSION AND FAR MOVES TO INCREASE INTEREST IN SENEGAL BLOCKS TO 90%

Offshore Senegal, West Africa

FAR is pleased to announce it has received advice from the Minister of Energy for the Republic of Senegal, dated 20 November, 2008, confirming a one year extension to the First Renewal Period under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

Following the grant of the extension, FAR intends, subject to approval by Petrosen (Senegal's National Oil Company), to increase its working interest to 90 percent and assume Operatorship of the three offshore blocks. The increased interest in the blocks will place FAR in a strong position with the continuing farmout process, briefly interrupted to obtain the extension. Written offers to participate in the drilling of a well have been received from two large international exploration and production companies, with a third offer, from a major, pending.

To enable these offers to be fully considered and a farm-in partner or partners secured to enable the drilling of an exploration well, the co-venturers including FAR and Petrosen, requested the current contractual period of the license be extended by one year.

The successful application for the extension had been based on the following:

- farm in offers have been obtained from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent US$17 million being twice the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects;
- the work has been accomplished as rapidly as possible but with due care and attention to detail thus resulting in the several offers received.

FAR is seeking to be free carried through the drilling of the first exploratory well.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au